UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Navidec, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

63934Q101
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO. 63934Q101


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            41-0449260

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,081,481
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,081,481
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,081,481

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.8%

12)  TYPE OF REPORTING PERSON

             HC


                                   13G

CUSIP NO. 63934Q101


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WFC Holdings Corporation
            41-1921346

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,081,081
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,081,081
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,081,081

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.8%

12)  TYPE OF REPORTING PERSON

             CO


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Navidec, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           Fiddler's Green Center
           6399 S. Fiddler Green Circle
           Greenwood Village, CO 80111

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  WFC Holdings Corporation

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  WFC Holdings Corporation
               420 Montgomery Street
               San Francisco, California 94163

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  WFC Holdings Corporation:  Delaware

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           63934Q101

Item 3  The person filing is a:

        Not applicable.


Item 4  Ownership:

        See Items 5-11 of each cover page

Item 5  Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

        Not applicable.

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company:

        Not applicable.

Item 8  Identification and Classification of Members of the
        Group:

        Not applicable.

Item 9  Notice of Dissolution of Group:

        Not applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  October 23, 2000

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
     Laurel A. Holschuh, Senior Vice President
       and Secretary


AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo & Company on its own behalf and on behalf of WFC Holdings Corporation.

Dated:  October 23, 2000

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
     Laurel A. Holschuh, Senior Vice President
       and Secretary

WFC HOLDINGS CORPORATION



By:  /s/ Heidi M. Dzieweczynski
     Heidi M. Dzieweczynski, Vice President



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

  	WFC Holdings Corporation